U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB
                                  Amendment #1

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         Global - Chase Industries, Inc.
                 (Name of Small Business Issuer in its charter)



           Minnesota                                      41-1853444
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


320 East Main Street
Anoka, Minnesota                                            55303
(Address of principal executive office)                   (Zip Code)

Issuer's telephone number (612) 241-1668


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares
                                   A Warrants
                                   B Warrants

                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)



ITEM 1.  DESCRIPTION OF BUSINESS

         Global-Chase Industries, Inc. was formed in Minnesota in 1996 on January 3 as W.N. and Associates, Inc. The name was changed on July 2, 1996.

         The Company did no business between January 3, 1996 and July 2, 1996. At about that time the present line of business was being considered and it seemed appropriate to change the name to the present name, and the Articles of Incorporation were amended. This was not the result of any bankruptcy proceedings, reorganization or change in control.

         The company purchased an inventory of wildlife art from Rochkes, Inc. on July 20, 1996. Rochkes, Inc. is a wholesaler of paintings and art work. The decision to purchase the art work started with Mr. Larvinson, the Secretary and a Director of the Company, and was based on the premises that they could be sold for more than the purchase price. The purchase was for $4,500,000.

         The purchase consisted of 90,000 sets of wild bird pictures. Each set consists of two pictures. The pictures are lithographs, signed by the artist, R.L. "Bob" Kothenbuetel, and numbered. Mr. Kothenbuetel is an artist in the State of Washington and was selected as the Washington State Ducks Unlimited Artist of the year in 1982, and the year before one of his paintings was chosen for the Washington State Upland Bird Stamp.

         The pictures are all 8" X 10.5" in size, and there are 7 different sets of two each. They may be sold as is, or are suitable for matting, framing, velluming and glass, as the customer may desire. All sales to this time have been "as is."

         All of the sales that have been made at this time have been to wholesalers/distributors of this type of art, for sale in North and South Dakota and in Minnesota. The sales have been for $87.50 per set. The company has no intention to confine itself to sales to wholesalers/distributors, but will also seek other sales.

         The company has a lease on a building that has all of the equipment and material for building frames, so if it sells an order that requires the pictures to be framed it will be able to build the frames for them. Management of the company is skilled in wood working, and has agreed to do the work on a part time, as required basis.

         The inventory was purchased under a contract with terms as follows:

         During the first twelve (12) months of the Note, there shall be no principal or interest payable; interest will begin to accrue beginning in the thirteenth month at eight percent per year. Interest will be paid annually after 12 months. Starting with the thirty-first month, there shall be payments of $100,000 per month which will be applied first toward interest then toward principal. The entire balance of the Note will be due and payable on July 20, 2001.

         It is agreed that Seller may choose to exercise an option to convert all or a portion of the Note into a stock option of Global-Chase Industries, Inc., upon terms which will be determined between the parties at any time during the first eight months of this Note. For this option, Seller agrees that it will grant Buyer an Eighteen month extension upon terms that are acceptable to Seller.

         Management of the Company does not intend that the conversion of any of the debt of the note will result in any change of control of the Company. The note provides that the terms of any conversion must be by agreement of the parties and the Company will not agree to any change of control.

         The Company feels that it has sufficient capital at this time, and has no plans to raise money by a private placement of restricted stock, a public offering or a Regulation S offering. The Company recognizees that conditions may change, but it has no present plans to raise any money. The Company also has no plans to seek a loan, there are no agreements or understandings for any loan. In the event it needs funds it may seek a loan, but there are no plans for one at this time.

         This form 10-SB has been filed on a voluntary basis. The Company is not in need of funds and would like to register its stock.


ITEM 2.  PLAN OF OPERATION

         The company is in the business of wholesale sales of art works, including the final product of finishing the product such as framing.

         The thrust of the business of the company is to develop a wholesale market of which pictures are either framed/matted/vellumed/glassed or sized and sold to other businesses that will reuse them in many different delivered forms. Such businesses that will reuse them are hotels, large office complexes, hospitals, and businesses as well as numerous others. Businesses that will use for resale are retail shops, variety outlets, custom framing business and others that will have need for a retail-type market.

         The sales of the Company to date have been in the local area, North and South Dakota and Minnesota. The Company is pursuing sales in other parts of the country, and has no intent to limit itself to local sales.

         The Company will also seek to purchase inventories of other art work if it can be located at a favorable price. The current inventory was purchased at a price of approximately $50.00 per set, and is being sold at approximately $87.50 per set. If other inventories can be found it will negotiate for the purchase of them.

         The Company has made its agreements for the purchase of the inventory and the lease of the offices and shop on the basis that it will have few funds to begin with, and more funds later as sales progress. As a result there are no payments for the first 4 months of the lease, and no payments for the first year for the inventory.


ITEM 3.  DESCRIPTION OF PROPERTY

         The company owns no property at this time. The company leases a facility of 1,500 square feet at RR3, Elk River, Minnesota 55330. The company has a 36 month lease that includes all the equipment on the premises. The company has a 4 month front end no charge to its lease and a progressive lease increase of $1,000.00 every 8 to 12 months starting at $3,850.00 a month. There is approximately $12,000.00 in miscellaneous raw materials (building lumber, miscellaneous wood supplies for company use in its framing, etc.) on the premises that can be purchased and used from the lessor. It will be billed quarterly and inventoried yearly and then adjusted (the purchased materials). Prices are to be based on the Minneapolis, Minnesota wholesale market.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There is no stock held by management at this time and there is no ownership that exceeds 5% of the company outstanding common stock at this time.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                            Age                  Position
----                            ---                  --------

Robert Severson                 42         CEO and a Director

Gary Larvinson                  50         Secretary/Treasurer and a Director

Norman Olson                    51         Director


         Robert Severson, age 42, CEO and a Director. Mr. Severson has been the sole proprietor of R. C. Drywall from 1990 to the present time.

         Gary Larvinson, age 50, Secretary/Treasurer and a Director. Mr. Larvinson has been the proprietor of "A Place for Everything," a furniture business in Elk River, Minnesota for more than the past five years. Mr. Larvinson was the Secretary and a Director of North American Resorts, Inc., a public company, from November 1994 to September, 1996 when he resigned.

         Norman Olson, age 50, a Director. Mr. Olson is the sole proprietor of Olson Construction, and has been for more than the past five years.


ITEM 6.  EXECUTIVE COMPENSATION

         There is no employee that was paid as much as $60,000 per year as salary. There is no contract for the payment of a salary to any employee. There are no employment agreements. This may be a risk in the event that any of the employees, or management should leave the Company; however, the Company feels that it would be able to replace that person in the event this should happen.

         All employees are part-time, this includes the management. There are eight part-time employees at this time, which includes management. Management has agreed to help, as needed, until the business requires full time employees. The company has agreed to pay part time employees $8.00 per hour when they work.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The company's common stock has not traded at this time.

         There are 60 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         There was a Form D for a Rule (504) offering in Minnesota filed in September, 1996. The offering was for $50,000 and was sold to 22 persons, 12 accredited and 10 non-accredited.

         Name                      Date            Shares             Cost

         Wallace Norman            7/96            900,000            $2,250
         David Paul                7/96            900,000            $2,250
         Jon Loder                 7/96            900,000            $2,250
         James Thomas              7/96            900,000            $2,250
         Art Price                 7/96            850,000            $2,125
         Michael H. Lenneman       7/96            850,000            $2,125
         Gary W. Burmeister        7/96            850,000            $2,125
         Francy Gleason            7/96            980,000            $2,450
         Timothy Harvey            8/96            980,000            $2,450
         James Smerdon             8/96            980,000            $2,450
         Robert Van Hoef           8/96            980,000            $2,450
         Albert Peterson           8/96            980,000            $2,450
         Virgil W. Michaelis       8/96            950,000            $2,375
         Brian L. Jansen           8/96            950,000            $2,375
         Marshall Newland          8/96            900,000            $2,250
         Charles E. Generoux       8/96            900,000            $2,250
         Neil Knop                 8/96            800,000            $2,000
         Dora M. Hanson            8/96            800,000            $2,000
         Mike Moinichen            8/96            750,000            $1,875
         Tom Hammre                8/96            950,000            $2,375
         Rick Carpenter            8/96            975,000         $2,437.50
         Mike Praught              8/96            975,000         $2,437.50

         There was no underwriter on the sales of any of the securities, and no commissions were paid. All sales were for cash.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The Company has authorized 700,000,000 shares of common stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. The voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares on common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         There are 20,000,000 A Warrants and 20,000,00 B Warrants outstanding. The A Warrants are exercisable for 36 months from July 2, 1996 into common stock of the Company at an exercise price of $.10 per share. The B Warrants are exercisable for 36 months from July 2, 1996 into common stock of the Company at an exercise price of $.20 per share. Both the A Warrants and the B Warrants are callable by the Company, upon 30 days written notice, at a price of $.01 per warrant.

         There was an offering of shares of the Company that began in July, 1996 and ended in August, 1996. The offering was for 20,000,000 Units; each unit included one share of common stock, one A Warrant and one B Warrant, each Unit was priced at $.0025. The total dollar amount raised was $50,000, which was for working capital of the Company.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  2.1  Articles of Incorporation, amendments and bylaws

                  2.2  Warrant Agreement

                  6.1  Agreement with Rochkes, Inc. and promissory note

                  6.2  Lease

                  10   Opinion of counsel



                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date:                                     Global - Chase Industries, Inc.



                                          ____/s/___________________________
                                          Robert Severson, President


                                          ____/s/___________________________
                                          Gary Larvinson, Treasurer




                          GLOBAL-CHASE INDUSTRIES, INC.

                           A DEVELOPMENT STAGE COMPANY

                              FINANCIAL STATEMENTS

           FROM JANUARY 3, 1996 (DATE OF INCEPTION) TO APRIL 30, 1996
                    AND THE SIX MONTHS ENDED OCTOBER 31, 1996









                             GARY A. LaPALME, C.P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                             Minneapolis, Minnesota





                          GLOBAL-CHASE INDUSTRIES, INC.
                           A DEVELOPMENT STAGE COMPANY
                                    CONTENTS
           FROM JANUARY 3, 1996 (DATE OF INCEPTION) TO APRIL 30, 1996
                    and THE SIX MONTHS ENDED OCTOBER 31, 1996


                                                                        Page
                                                                        ----

Independent Auditor's Report                                              2

Financial Statements

     Balance Sheets                                                       3

     Statements of Earnings                                               4

     Statements of Stockholders' Equity                                   5

     Statements of Cash Flows                                             6

     Notes to Financial Statements                                       7-9



To the Stockholders and Board of Directors
GLOBAL-CHASE INDUSTRIES, INC.
A Development Stage Company
Minneapolis, Minnesota


I have audited the accompanying balance sheet of GLOBAL-CHASE INDUSTRIES, INC., a development stage company as of APRIL 30, 1996 and OCTOBER 31, 1996 and the related statements of earnings, stockholders' equity, and cash flows from JANUARY 3, 1996 (date of inception) to APRIL 30, 1996 and the six months ended OCTOBER 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLOBAL-CHASE INDUSTRIES, INC., a development stage company as of APRIL 30, 1996 and OCTOBER 31, 1996 and the results of its operations and its cash flows from JANUARY 3, 1996 (date of inception) to APRIL 30, 1996 and the six months ended OCTOBER 31, 1996 in conformity with generally accepted accounting principles.




                                              /s/ Gary A. LaPalme, C.P.A.
                                              Gary A. LaPalme, C.P.A.
                                              Certified Public Accountants

November 4, 1996

Minneapolis, Minnesota




                          GLOBAL-CHASE INDUSTRIES, INC.
                           A DEVELOPMENT STAGE COMPANY
                                 BALANCE SHEETS
                                 APRIL 30, 1996
                                OCTOBER 31, 1996


                                     ASSETS

                                                  April 30,        October 31,
                                                    1996              1996
                                                  ---------       -----------

Current Assets
--------------

   Cash                                          $      --        $    95,000
   Accounts receivable                                  --            185,000
   Inventory                                            --          4,368,550
                                                 -----------      -----------

       Total Current Assets                             --          4,648,550
                                                 -----------      -----------

Other Assets
--------------

   Incorporation costs, net of
       accumulated amortization
       of $10 and $25 respectively                       140              125
                                                 -----------      -----------

           TOTAL ASSETS                          $       140      $ 4,648,675
                                                 ===========      ===========



                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
-------------------

   Current portion of long-term debt             $      --        $      --
   Accounts payable                                      150           17,739
   Deferred income taxes payable                        --             28,000
                                                 -----------      -----------

       Total Current Liabilities                         150           45,739
                                                 -----------      -----------

Long-Term Debt
--------------

   Note payable, net of portion included
       in current liabilities                           --          4,500,000
                                                 -----------      -----------

Commitments and Contingencies                           --               --
-----------------------------

Stockholders' Equity
--------------------

   Common stock, no par value,
       100,000 authorized, -0- issued
       and outstanding at April 30, 1996
       and 700,000,000 authorized and
       20,000,000 issued at October 31, 1996            --             50,000
   Contributed capital                                  --             80,303
   Retained earnings                                     (10)         (27,367)
                                                 -----------      -----------

       Total Stockholders' Equity                        (10)         102,936
                                                 -----------      -----------

           TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                 $       140      $ 4,648,675
                                                 ===========      ===========

                        See Notes to Financial Statements




                          GLOBAL-CHASE INDUSTRIES, INC.
                           A DEVELOPMENT STAGE COMPANY
                             STATEMENTS OF EARNINGS
           FROM JANUARY 3, 1996 (DATE OF INCEPTION) TO APRIL 30, 1996
                    and THE SIX MONTHS ENDED OCTOBER 31, 1996


                                           April 30,     October 31,
                                             1996           1996
                                           ---------     -----------


Sales                                      $    --        $ 230,000
                                                          ---------

Cost of Sales                                   --          135,054
-------------                              ---------      ---------

Gross Profit                                    --           94,946
------------                               ---------      ---------

General and Administrative
   Expenses

   Interest expense                             --          100,603
   Rent expense                                 --            7,700
   Legal fees                                   --            3,000
   Secretarial services                         --            2,796
   Office expense                               --            2,795
   Meetings                                     --            1,200
   Casual labor                                 --              938
   Delivery                                     --              776
   Telephone                                    --              677
   Vehicle expense                              --              525
   Miscellaneous                                --              502
   Insurance                                    --              401
   Utilities                                    --              375
   Amortization of incorporation costs            10             15
                                           ---------      ---------

       Total General and
           Administrative Expenses                10        122,303
                                           ---------      ---------

Net Earnings Before Taxes on Income              (10)       (27,357)
                                                          ---------

Taxes on Income                                 --             --
---------------                            ---------      ---------

Net Earnings                               $     (10)     $ (27,357)
------------                               =========      =========

Earnings Per Share

   Primary                                 $    --        $    (.11)
                                           =========      =========
   Fully Diluted                           $    --        $    (.11)
                                           =========      =========

                        See Notes to Financial Statements


                          GLOBAL-CHASE INDUSTRIES, INC.
                           A DEVELOPMENT STAGE COMPANY
                       STATEMENTS OF STOCKHOLDERS' EQUITY
           FROM JANUARY 3, 1996 (DATE OF INCEPTION) TO APRIL 30, 1996
                    and THE SIX MONTHS ENDED OCTOBER 31, 1996


                                    Common         Stock         Retained
                                    Shares         Amount        Earnings         Total
                                    ------         ------        --------         -----

BALANCES, JANUARY 3, 1996               --       $     --       $     --        $     --

Net income, from January 3,
     1996 (date of inception)
     to April 30, 1996                  --             --              (10)            (10)
                                  ----------     ----------     ----------      ----------

BALANCES, APRIL 30, 1996                --             --              (10)            (10)

Net earnings, Six Months
     Ended October 31, 1996             --             --          (27,357)        (27,357)

Issuance of Stock                 20,000,000         50,000           --            50,000

Contributed capital                     --           80,303           --            80,303
                                  ----------     ----------     ----------      ----------

BALANCES, OCTOBER 31, 1996        20,000,000     $  130,303     $  (27,367)     $  102,936
                                  ==========     ==========     ==========      ==========

                        See Notes to Financial Statements



                          GLOBAL-CHASE INDUSTRIES, INC.
                           A DEVELOPMENT STAGE COMPANY
                            STATEMENTS OF CASH FLOWS
           FROM JANUARY 3, 1996 (DATE OF INCEPTION) TO APRIL 30, 1996
                    and THE SIX MONTHS ENDED OCTOBER 31, 1996


                                                    April 30,       October 31,
                                                      1996              1996
                                                    ---------       -----------

Cash Flows From Operating Activities
------------------------------------
   Net income                                      $       (10)     $   (27,357)
   Adjustments to reconcile net income to
       net cash used for operating activities:
          Amortization                                      10               15
          Accounts receivable                             --           (185,000)
          Inventory                                       --         (4,368,550)
          Accounts payable                                 150           17,589
          Deferred income taxes payable                   --             28,000
          Incorporation costs                             (150)            --
                                                   -----------      -----------

Net Cash From Operating Activities                        --         (4,535,303)
----------------------------------                 -----------      -----------

Cash Flows From Financing Activities
------------------------------------

   Proceeds from long-term debt-net                       --          4,500,000
   Issuance of common stock                               --             50,000
   Contributed capital                                    --             80,303
                                                   -----------      -----------

Net Cash From Financing Activities                        --          4,630,303
----------------------------------                 -----------      -----------

Net Increase in Cash                                      --             95,000
                                                                    -----------

Cash at Beginning of Period                               --               --
---------------------------                        -----------      -----------

Cash at End of Period                              $      --        $    95,000
---------------------                              ===========      ===========

                        See Notes to Financial Statements



                          GLOBAL-CHASE INDUSTRIES, INC.
                           A DEVELOPMENT STAGE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
           FROM JANUARY 3, 1996 (DATE OF INCEPTION) TO APRIL 30, 1996
                    and THE SIX MONTHS ENDED OCTOBER 31, 1996


NOTE A   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The Company was incorporated on January 3, 1996 in the State of Minnesota. The Company's primary concentrations are to include the wholesaling of pictures and framed pictures primarily to other businesses. The company had no activity through April 30, 1996.

         Development Stage Company - The Company is in the development stage of its existence. The Company's principal operations as noted above have commenced, but there has been no significant revenue therefrom.

         Name Change - The Company was incorporated on January 3, 1996 under the name of W.N. and Associates, Inc. Effective July 2, 1996 the name was changed to Global-Chase Industries, Inc.

         Financial Instruments - The carrying amounts of the Company's financial instruments, which include accounts receivable, accounts payable, and long-term debt, approximate their fair values as of October 31, 1996.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Plan of Operation - The management of the Company believes that the planned operations will meet the cash needs of the Company due to the profit structure in the product, coupled with the deferred payments on the rent and on the note payable. The Company may also look at other wholesale products to bring into the sales structure. If the cash needs are not sufficient for operations due to a delay in anticipated revenues and profits the Company has the following options as a possible source of cash needs:

         1) bank financing, 2) call the warrants, 20,000,000 warrants @ $.10 = $200,000 plus 20,000,000 warrants @ $.20 = $400,000, for a total of
         $600,000, 3) a private placement, and 4) a public offering. The Company believes that the operations will satisfy its cash requirements, and has stated that they have no intention of using the options listed.

         Revenue Recognition - Revenue is recognized when the sales cycle is completed: from the receipt of the sales order through the shipping of the goods and the invoicing of the sale.

         Inventory - Inventory consists of artwork and is valued at the lower of cost (first-in, first-out) or market.

NOTE B   COMMON STOCK

         The authorized number of common shares was 100,000 at April 30, 1996 and 700,000,000 at October 31, 1996. The number outstanding was zero at April 30, 1996 and 20,000,000 at October 31, 1996.

         The stock offering was done as a unit consisting of one common share, one common Warrant A, and one common Warrant B. Warrant A is exercisable at $.10, and Warrant B is exercisable at $.20. Both Warrants have a thirty six (36) month exercisable time frame from July 2, 1996. Both Warrants can be called by a written board resolution and will expire within thirty (30) days of being called if they are not exercised.

NOTE C   LONG-TERM DEBT

         $4,500,000 Promissory note at 8% dated July 20, 1996 with the following terms:

            1.    No principal or interest payable for first twelve months.

            2. Interest accrual starts on thirteenth month and paid annually every twelve months after starting.

            3. Interest and principal paid starting with the thirty first month at $100,000 per month.

            4.    The note will be due and fully payable on July, 2001.

         Current maturities are as follows:

                  Year ended:    April 30, 1997         $    -0-
                                 April 30, 1998              -0-
                                 April 30, 1999            427,000
                                 April 30, 2000            907,000
                                 April 30, 2001            982,000
                                 Thereafter              2,184,000
                                                        ----------

                                                        $4,500,000
                                                        ==========

NOTE D   LEASE OBLIGATION

         Starting August, 1996 the Company is subject to the lease agreement that calls for no charge for the first four months, $3,850 per month for the next 8 months, $4,850 per month for the next twelve months, and $5,850 per month for the final twelve months. The lease is through July, 1999.

         Minimum lease payments are as follows:

                  Year ended:       April 30, 1997      $   19,250
                                    April 30, 1998          55,200
                                    April 30, 1999          67,200
                                    April 30, 2000          17,550
                                                        ----------
                                                        $  159,200
                                                        ==========

NOTE E   EARNINGS PER SHARE

         Primary weighted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the period.

         Fully diluted weighted earnings per share would normally be computed using the warrants as common share equivalents. However, the warrants were not used as the effect would be antidilutive.

                                                 NUMBER OF SHARES
                                   -------------------------------------------
                                   From January 2, 1996          Six Months
                                   (Date of Inception)             Ended
                                    To April 30, 1996         October 31, 1996
                                   --------------------       ----------------

                 Primary                   -0-                     239,130

                 Fully Diluted             -0-                     239,130

NOTE F   CONTRIBUTED CAPITAL

         The lease agreement stipulates no rent was to be paid for the first three months of the lease (see footnote D). Also, the note agreement stipulates that no interest is to accrue for the first twelve months (see footnote C). Interest expense and rent expense have been recorded for these periods to properly reflect the costs of doing business:

                 Interest                   $    100,603
                 Rent                              7,700
                                            ------------
                                                 108,303
                 Deferred income taxes           (28,000)
                                            ------------
                                            $     80,303
                                            ============

         The corresponding amount of $ 80,303 has been recorded as a contribution to capital.

NOTE G   DEFERRED INCOME TAXES

         The Company has a deferred tax liability from the expensing of certain expenses for financial statements that would not be deducted for income taxes for the same period. The expensing of interest expense and rent expense with a corresponding contribution to capital gives rise to the deferred tax liability. See footnote F.